Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-219447, No. 333-188995, No. 333-167530, No. 333-165782, No. 333-158108, No. 333-151335, No. 333-141989, No. 333-135147, No. 333-123820, No. 333-114051 and No. 333-235574)  of our report dated March 11, 2020, relating to the consolidated financial statements of Ultra Clean Holdings, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for leases) and the effectiveness of internal control over financial reporting of Ultra Clean Holdings, Inc. (which report expresses an adverse opinion) appearing in this Annual Report on Form 10-K for the year ended December 27, 2019.

/s/ Moss Adams LLP

San Francisco, California

March 11, 2020